UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29407 / August 31, 2010

In the Matter of	:
	:
Kohlberg Capital Corporation	:
295 Madison Avenue	:
6th Floor	:
New York, NY 10017	:
	:
(812-13623)	:
	:

ORDER UNDER SECTIONS 6(c), 57(a)(4), AND 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Kohlberg Capital Corporation ("Kohlberg Capital") filed an application on January 20, 2009,
and amendments to the application on July 9, 2009, and July 29, 2010, for an order under Section
6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 23(a),
23(b) and 63 of the Act, and under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under
the Act permitting certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act.
 The order would permit Kohlberg Capital to issue restricted shares of its common stock to its
directors who are not also employees or officers of Kohlberg Capital under the terms of its 2010
Amended and Restated Non-Employee Director Plan.

On August 3, 2010, a notice of the filing of the application was issued (Investment Company Act
Release No. 29376). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that participation by the investment company in the proposed arrangement is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 23(a), 23(b) and 63 of the Act, requested by Kohlberg Capital (File No. 812-13623), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary